UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-l(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2

Asia Time Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

04519U109
(CUSIP Number)

March 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04519U109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Rappaport
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number Of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 2,104,265 (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,104,265 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,265 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%[1]
12	TYPE OF REPORTING PERSON IN

_________________________
1 Based on 26,570,677 shares of Common Stock outstanding as of November 14, 2008.

SCHEDULE 13G

CUSIP No. 04519U109	Page 3 of 6 Pages

Item 1(a). Name of issuer:

Asia Time Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

Room 1601-1604, 16/F., CRE Centre, 889 Cheung Sha Wan Road, Kowloon, Hong Kong

Item 2(a). Name of Person Filing:

Richard Rappaport

Item 2(b). Address of Principal Offices or, if None, Residence:

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

04519U109

SCHEDULE 13G

CUSIP No. 04519U109	Page 4 of 6 Pages

Item 3. If the Statement is being filed pursuant to Rule 13d-l(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with l3d-l(b)(I)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 13d-1 (b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 13d-l(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with l3d-l(b)(l)(ii)(J).

Item 4. Ownership:

(a)           Amount Beneficially Owned:

Includes (i) 1,034,395 shares owned by the Reporting Person; (ii) 453,970 shares owned by WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iii) 239,100 shares and warrants to purchase 73,800 shares owned by WestPark Capital, Inc., of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; and (iv) 303,000 shares owned by WestPark Capital Insurance, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares.

(b)           Percent of class:

The shares beneficially owned represent approximately 7.9% of the outstanding shares of Common Stock, which is based on 26,570,677 shares outstanding as of November 14, 2008 pursuant to the issuer’s Form 10-Q for the quarter ended September 30, 2008.

SCHEDULE 13G

CUSIP No. 04519U109	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	2,104,265

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	2,104,265

	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8. Identification and Classification of Members of the Group.

Inapplicable

Item 9. Notice of Dissolution of Group.

Inapplicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 04519U109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2008

/s/ Richard Rappaport
Richard Rappaport

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).